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December 9, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:ACCELERATION REQUEST - POST-EFFECTIVE AMENDMENT NO. 3 TO REGISTRATION
   STATEMENT ON FORM N-4 PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT, FILE NOS. 333-184892 AND 811-07975

Dear Sir or Madam:

Acceleration of the above-referenced registration statement to December 10, 2013, or as soon thereafter as practicable, is hereby requested pursuant to Rule 461 of Regulation C.

Pruco Life Insurance Company of New Jersey, on behalf of its separate account Pruco Life of New Jersey Flexible Premium Variable Annuity Account, requests acceleration with respect to registration number 333-184892. Pruco Life Insurance Company of New Jersey acknowledges that:

    . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

    . the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

    . the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant)
By: Pruco Life Insurance Company of New Jersey (Depositor)

By:  /s/ Lynn K. Stone
     -------------------------
     Lynn K. Stone
     Vice President

Prudential Annuities Distributors, Inc. (Principal Underwriter)

By:  /s/ Adam Scaramella
     -------------------------
     Adam Scaramella
     Vice President

cc:Sally Samuel, SEC